PRESS RELEASE
March 6, 2007
Symbol: Canada TSX.V – TVC
Frankfurt, Berlin – TGP
2007-05

Tournigan’s Arizona Breccia Pipes Indicate the Presence of Uranium

Tournigan Gold Corporation (TVC:TSX.v; TGP:Frankfurt) is pleased to report that anomalous pathfinder elements indicating the possible presence of uranium have been found at surface, over 22 breccia pipes in the northern Arizona Strip uranium district. Especially significant are six anomalous uranium samples collected from five breccia pipe targets. Five samples contain 17 to 53 parts per million (ppm) uranium, and a sixth sample, collected from annular faulting (see attached diagram) contains 1,240 ppm uranium. Other significant pathfinder elements found over breccia pipe targets include copper, lead, zinc, silver, arsenic, barium, chromium, molybdenum, nickel, and vanadium. Follow-up radiometric work conducted over the anomalous structures has defined twenty-two high priority targets. Drilling of the priority targets is scheduled to begin during the second quarter of 2007.

Collapse breccia structures containing strongly anomalous pathfinder element concentrations in outcrop are significant because all known breccia pipe–hosted uranium deposits in Arizona Strip area of the Colorado Plateau are known to contain pathfinder element mineralization on surface, associated with breccias or annular faulting. Energy Fuels Nuclear produced over 19 million pounds of U3O8 (uranium oxide) from 7 mines in other breccia pipes during the period 1980 – 1991. The average ore grade of those pipes, 0.65 % U3O8, is high when compared with other uranium deposits worldwide.

For a Schematic Cross Section of a Collapse Breccia Pipe, click here.

“Tournigan has successfully identified anomalous uranium and associated pathfinder elements in nearly 33 percent of the 65 breccia pipe targets investigated as part of its initial reconnaissance exploration program conducted on its Arizona Strip properties,” said James Walchuck, President and CEO of Tournigan. “Follow-up work on 22 high priority targets, including focused ground geophysics, is currently underway. Tournigan has staked some highly prospective uranium properties in Arizona, Wyoming and South Dakota during the last couple of years. Initial results from the Arizona properties seem to indicate that a new frontier of uranium exploration could open up for the Company.”

Uranium in the Arizona Strip is hosted in breccia pipes which were formed by the collapse of overlying strata into karstic-limestone solution cavities in the Redwall Limestone Formation, creating roughly cylindrical, near vertical columns of broken (brecciated) rock. Breccia pipes typically range from 100 feet to 400 feet in diameter and can have a vertical dimension up to 3,000 feet. Uranium mineralization is found within the pipes at a stratagraphic interval coincident with the Permian Coconino Formation and Hermit Formation.

Tournigan maintains 54 claim-blocks covering more than 80 prospective breccia pipe targets. Exploration, conducted from June – September 2006, consisted of reconnaissance geologic mapping and the collection of 13 soil samples at each of 65 targets. Multiple pathfinder element anomalies were recorded in two or more soil samples from 16 targets. Follow-up work consisted of additional mapping, ground radiometric surveys and selective rock chip samples. Moderate to strong anomalous pathfinder element concentrations were identified on 22 targets. Pathfinder elements and their anomalous ranges are listed below.

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Tel: (604) 683 8320	Fax: (604) 683 8340	Email: info@tournigan.com

Tournigan’s Arizona Breccia Pipes Indicate the Presence of Uranium

	Rock Chip Samples
	Anomalous Pathfinder Element Ranges
	Number of Samples	Low (ppm)	High (ppm)
Uranium	6	17	1,240

Silver	8	2	25
Copper	18	266	4,020
Lead	10	87	211
Zinc	15	313	2,110
Vanadium	3	180	314
Arsenic	11	592	3,790
Barium	5	920	1,910
Chromium	5	55	101
Molybdenum	5	69	337
Nickel	7	83	682

In June 2005, Tournigan entered into an option agreement with Sweetwater River Resources, to acquire up to 100% of a portfolio of Uranium properties in the western US which includes 601 claims (48 sq. km) in the Shirley Basin, Great Divide Basin and Green River Basin of Wyoming, 272 claims (22 sq. km) in the Edgemont District of South Dakota and 426 claims in the Arizona Strip uranium district in Arizona.

Dr. Kent Ausburn, VP Exploration, Tournigan Gold, a Qualified Person as defined by National Instrument 43-101, has reviewed and approved the technical disclosure contained in this news release.

Tournigan has built a portfolio of highly prospective uranium and gold properties in both Europe and North America. The Company intends to develop its best prospects. Tournigan has focused its efforts in countries that are economically and politically stable, have good infrastructure and a well educated population.

On behalf of the Board of Directors of

TOURNIGAN GOLD CORPORATION

                 “James Walchuck”
James Walchuck, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Statements in this press release other than purely historical information, including statements relating to the Company's future plans and objectives or expected results, constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company's business, including risks inherent in mineral exploration and development. As a result, actual results may vary materially from those described in the forward-looking statements.

Contact Patrick Soares, Vice President Investor Relations at (604) 683-8320, or visit
www.tournigan.com